NEWS RELEASE

BRIGHTSTAR LOTTERY PLC REPORTS
SECOND QUARTER 2026 RESULTS

•Revenue of $584 million reflects sustained growth in global lottery same-store sales offset by higher service revenue amortization and U.K. contract transition

•Income from continuing operations of $56 million; better-than-expected Adjusted EBITDA of $286 million rose 4% on same-store sales flow through and disciplined operational management, including OPtiMa savings, which are upgraded to $100 million by 2028

•Significant cash flow generation in the first half helped fund final Italy Lotto license payment; Company maintains strong balance sheet and credit profile

•Continued commitment to shareholder returns with over $140 million deployed year-to-date

•Reaffirming 2026 revenue, profit, and cash flow outlook

LONDON – August 4, 2026 – Brightstar Lottery PLC (NYSE:BRSL) (“Brightstar” or the "Company") today reported financial results for the second quarter ended June 30, 2026. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“Better-than-expected second quarter profits were driven by global same-store sales expansion and disciplined operational management, even as we invest in long-term growth initiatives,” said Vince Sadusky, CEO of Brightstar. “We achieved several important milestones with our Italy B2C expansion efforts, and global iLottery wagers continue to grow at a double-digit pace. With the final Italy Lotto license payment behind us, revenue, profit, and cash flow are poised to inflect.”

“Cash generation was strong in the first half of the year, funding important investments in the business,” said Max Chiara, CFO of Brightstar. “We’re increasing our OPtiMa cost savings target to $100 million by 2028 as we further optimize our organization and operations. The strength of our balance sheet and financial condition supports our balanced approach to capital allocation, which included returning $140 million to shareholders in the year-to-date period.”

Overview of Consolidated Second Quarter 2026 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
All amounts from continuing operations	June 30,
	2026	2025
($ in millions, except per share data)
GAAP Financials:
Revenue	584	631	(7)%	(8)%

Income (loss) from continuing operations	56	(60)	NM
Income (loss) from continuing operations margin	9.6%	(9.5)%

Earnings per share - diluted	$0.18	$(0.47)	NM

Net cash (used in) provided by operating activities	(1,340)	288	NM

Cash and cash equivalents	558	1,309	(57)%

Non-GAAP Financial Measures:
Adjusted EBITDA	286	274	4%	3%
Adjusted EBITDA margin	48.9%	43.5%

Adjusted earnings per share - diluted	$0.11	$0.12	(8)%

Free cash flow	(1,461)	190	NM

Net debt	3,791	5,240	(28)%

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, and other disclosures regarding non-GAAP financial measures, are provided at the end of this news release

Financial Highlights
Revenue of $584 million, down 7% from $631 million in the prior year
•Key drivers of growth include:
•1.5% global same-store sales growth and positive mix in the U.S.
•Italy B2C digital growth
•Offsets to growth include:
•Higher service revenue amortization related to Italy Lotto license
•U.K. service contract transition
•Lower product sales

Income from continuing operations was $56 million compared to a loss of $60 million in the prior-year period, primarily resulting from:
•Items listed as drivers of growth and offsets to growth in Adjusted EBITDA below
•Lower restructuring charges than the prior year
•Non-cash impact of fluctuations in the EUR/USD exchange rate on Parent company debt balances
•Reduced provision for income taxes, primarily attributable to lower valuation allowances and benefit of a discrete tax item

Adjusted EBITDA increased 4% to $286 million versus $274 million in the prior-year period
•Key drivers of growth include:
•Profit flow-through of same-store sales growth
•OPtiMa cost efficiencies and General & administrative expense recoveries
•Partial offsets to growth include:
•Investments in growth initiatives
•U.K. service contract transition

Diluted income per share from continuing operations was $0.18 compared to diluted loss per share from continuing operations of $0.47 in the prior year.
•Adjusted diluted earnings per share from continuing operations was $0.11 compared to adjusted diluted income per share from continuing operations of $0.12 in the prior year.
•Adjusted diluted earnings per share from continuing operations includes $43 million ($0.23 per share) of Brightstar's portion, net of tax, of service revenue amortization compared to $23 million ($0.11 per share) in 2025.

Net debt was $3.8 billion compared to $2.7 billion at December 31, 2025, reflecting the final Italy Lotto payment. Net debt leverage was 3.24x.

Cash and Liquidity Update
Total liquidity was $1.7 billion as of June 30, 2026, including approximately $0.6 billion in unrestricted cash and $1.2 billion in additional borrowing capacity from undrawn credit facilities.

Other Developments
The Company's Board of Directors declared a quarterly cash dividend of $0.23 per common share, with a record date of August 18, 2026 and a payment date of September 1, 2026.

The Company has initiated a third phase of OPtiMa 3.0, a multi-year program (“OPtiMa 3.3”). OPtiMa 3.3 is focused on changes to the management structure, including a reduction in executive and other senior leadership layers, the consolidation of similar functions, the ceasing of certain consulting arrangements, and the optimization of the global real estate footprint. The plan is expected to be substantially complete within one year. Total restructuring costs associated with OPtiMa 3.3 are expected to be $15-$20 million, including $8 million recorded in the second quarter. OPtiMa 3.3 is expected to generate annualized cost savings of approximately $20 million upon completion.

The final Italy Lotto license payment of €1.43 billion or $1.67 billion was made in April 2026.

Financial Outlook
Reaffirming FY’26 revenue, profit, and cash flow outlook, including the below expectations:
•Revenue of $2.50 - $2.55 billion
•Includes more than five percent organic growth; approximately $175 million in incremental Italy Lotto-related service revenue amortization impacts reported growth
•Adjusted EBITDA of $1.16 - $1.19 billion; revenue growth and OPtiMa savings expected to more than offset approximately $50 million of investments in growth initiatives
•Net cash used in operating activities of approximately $900 million includes €1.43 billion or $1.67 billion related to final Italy Lotto license payment; approximately $750 million in cash from operations excluding Italy Lotto license payment
•Capital expenditures of approximately $450 million - $475 million reflects contractual obligations related to recent contract wins and extensions

Earnings Conference Call and Webcast
August 4, 2026, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on Brightstar’s Investor Relations website at www.brightstarlottery.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About Brightstar Lottery PLC
Brightstar Lottery PLC (NYSE: BRSL) is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world’s 10 largest lotteries with central systems. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward‑looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward‑looking statements include, but are not limited to, statements regarding Brightstar Lottery PLC’s (the “Company”) future financial and operating performance, strategic priorities and initiatives, business development, capital allocation, liquidity and leverage profile, contract opportunities, digital and iLottery expansion, product development, regulatory matters, and market opportunities. Forward‑looking statements include, without limitation, statements regarding expected or reaffirmed FY’26 revenue, Adjusted EBITDA, cash from operations, net cash used in operating activities, capital expenditures, organic growth expectations, as well as assumptions underlying such guidance, anticipated product sales trends, expected benefits from OPtiMa cost‑savings initiatives, anticipated investments in growth initiatives, expected timing and execution of launches and expansions, anticipated shareholder returns, refinancing activities, and pro forma leverage and liquidity metrics. Forward‑looking statements may be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “may,” “will,” “target,” “project,” “on track,” “reaffirm,” or similar expressions. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: changes in economic, competitive, regulatory, and political conditions; risks related to contract awards, renewals, and execution; reliance on regulatory approvals and timing; risks associated with digital execution, technology initiatives, and product development; inflationary pressures; interest rate and foreign exchange volatility; changes in consumer behavior; capital market conditions; and the risk factors described in the Company’s most recent Annual Report on Form 20‑F and other filings with the SEC. Forward‑looking statements speak only as of the date they are made. Except as required by law, the Company undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise. Nothing in this release should be relied upon as a guarantee of future performance.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBIT margin represents Adjusted EBIT divided by revenue.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess Brightstar's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Brightstar’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP adjustment to certain financial measures that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.

A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted.

Contact
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data ($ in millions, unless otherwise noted)

				Constant
	Q2'26	Q2'25	Y/Y	Currency
Revenue			Change	Change(1)
Service
Instant ticket & draw wager-based revenue	517	516	—%	(1)%
U.S. multi-state jackpot wager-based revenue	17	15	14%	14%
Upfront license fee amortization	(100)	(53)	NM	NM
Other	116	110	5%	5%
Total service revenue	550	588	(6)%	(7)%

Product sales	34	42	(20)%	(20)%
Total revenue	584	631	(7)%	(8)%

Income (loss) from continuing operations	56	(60)	NM
Adjusted EBIT(1)	128	168	(24)%	(25)%
Adjusted EBITDA(1)	286	274	4%	3%

Same-store sales growth (%) at constant currency (wager-based growth) (2)
Global
Instant ticket & draw games	1.1%	2.6%
U.S. multi-state jackpots	11.1%	(34.5)%
Total	1.5%	0.3%

U.S.
Instant ticket & draw games	0.4%	0.6%
U.S. multi-state jackpots	11.1%	(34.5)%
Total	1.1%	(2.7)%

Italy
Instant ticket & draw games	1.5%	3.7%

Rest of world
Instant ticket & draw games	5.2%	8.4%

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

				Constant
	Q2'26	Q2'25	Y/Y	Currency
			Change	Change(1)

Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (2)
Global
Instant ticket & draw games	2.2%	2.5%
U.S. multi-state jackpots	13.9%	(34.9)%
Total	2.6%	0.9%

U.S.
Instant ticket & draw games	4.0%	(0.6)%
U.S. multi-state jackpots	13.9%	(34.9)%
Total	4.7%	(4.3)%

Italy
Instant ticket & draw games	1.0%	3.6%

Rest of world
Instant ticket & draw games	2.5%	9.1%

Revenue (by geography)
U.S. & Canada	286	293	(2)%	(2)%
Italy	221	259	(15)%	(15)%
Rest of world	77	79	(2)%	(4)%
Total revenue	584	631	(7)%	(8)%

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store revenue represents the change in same-store sales net of contract mix

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Service revenue (includes amortization of upfront license fees)	550	588	1,108	1,146
Product sales	34	42	63	68
Total revenue	584	631	1,171	1,214

Cost of services (excluding Depreciation and amortization)	285	279	576	543
Cost of product sales (excluding Depreciation and amortization)	25	34	48	54
General and administrative	49	58	94	120
Research and development	14	12	29	22
Sales and marketing	32	30	66	63
Depreciation and amortization	58	54	111	108
Restructuring	6	21	6	21
Interest expense, net	49	49	92	94
Foreign exchange (gain) loss, net	(4)	99	(16)	131
Other expense, net	6	5	10	11
Income (loss) before provision for income taxes	63	(10)	155	46
Provision for income taxes	7	50	36	97
Income (loss) from continuing operations	56	(60)	119	(52)
Less: Net income attributable to non-controlling interests from continuing operations	23	36	49	67
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	33	(96)	70	(119)

Income from discontinued operations	—	40	—	92
Less: Net income attributable to non-controlling interests from discontinued operations	—	2	—	4
Net income from discontinued operations attributable to Brightstar Lottery PLC	—	38	—	88

Net income (loss)	56	(20)	119	40
Net income attributable to non-controlling interests	23	38	49	71
Net income (loss) attributable to Brightstar Lottery PLC	33	(58)	70	(31)

Per Share Data
Basic: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	0.18	(0.47)	0.38	(0.59)
Diluted: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	0.18	(0.47)	0.37	(0.59)

Basic: Net income (loss) attributable to Brightstar Lottery PLC	0.18	(0.29)	0.38	(0.15)
Diluted: Net income (loss) attributable to Brightstar Lottery PLC	0.18	(0.29)	0.37	(0.15)

Weighted-average Shares Outstanding
Basic	185	203	185	203
Diluted	186	203	187	203

Brightstar Lottery PLC
Condensed Consolidated Balance Sheets
($ in millions)
Unaudited

	June 30,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	558	1,446
Restricted cash and cash equivalents	21	54
Trade and other receivables, net	466	526
Inventories, net	132	116
Other current assets	186	193
Total current assets	1,363	2,336
Systems, equipment and other assets related to contracts, net	755	678
Property, plant and equipment, net	92	90
Operating lease right-of-use assets	92	92
Goodwill	2,692	2,707
Intangible assets, net	127	125
Other non-current assets	2,915	3,130
Total non-current assets	6,672	6,822
Total assets	8,035	9,158

Liabilities and shareholders' equity

Liabilities
Current liabilities:
Accounts payable	687	766
Current portion of long-term debt	—	118
Payable to ADM	—	1,680
Other current liabilities	550	508
Total current liabilities	1,237	3,072
Long-term debt, less current portion	4,354	4,060
Deferred income taxes	192	208
Operating lease liabilities	71	72
Other non-current liabilities	161	156
Total non-current liabilities	4,778	4,496
Total liabilities	6,015	7,568

Shareholders' Equity
Brightstar Lottery PLC’s shareholders’ equity	846	875
Non-controlling interests	1,173	715
Total shareholders’ equity	2,020	1,590
Total liabilities and shareholders’ equity	8,035	9,158

Brightstar Lottery PLC
Condensed Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash flows from operating activities
Net income (loss)	56	(20)	119	40
Less: Income from discontinued operations, net of tax	—	40	—	92
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities from continuing operations:
Amortization of upfront license fees	100	53	201	101
Depreciation & amortization	58	54	111	108
Stock-based compensation	7	5	14	12
Foreign exchange (gain) loss, net	(4)	99	(16)	131
Deferred income taxes	(5)	(6)	(11)	(24)
Other non-cash items, net	3	10	5	16
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	91	27	48	78
Inventories	(7)	(8)	(16)	(6)
Accounts payable	(29)	1	(34)	(38)
Accrued interest payable	31	32	28	7
Accrued income taxes	1	33	31	89
Italian Lotto License payment	(1,675)	—	(1,675)	—
Other assets and liabilities	32	48	21	50
Net cash (used in) provided by operating activities from continuing operations	(1,340)	288	(1,174)	473
Net cash provided by operating activities from discontinued operations	—	45	—	101
Net cash (used in) provided by operating activities	(1,340)	334	(1,174)	574

Cash flows from investing activities
Capital expenditures	(121)	(98)	(232)	(174)
Other	(2)	1	(2)	(1)
Net cash (used in) investing activities from continuing operations	(123)	(97)	(233)	(175)
Net cash (used in) provided by investing activities from discontinued operations	—	(46)	24	(85)
Net cash (used in) investing activities	(123)	(143)	(209)	(260)

Cash flows from financing activities
Net proceeds from (repayments of) Revolving Credit Facilities	623	24	623	(105)
Proceeds from long-term debt	—	572	—	1,112
Net payments on financial liabilities	(4)	(3)	(69)	(81)
Principal payments on long-term debt	(233)	—	(350)	(208)
Repurchases of common stock	(14)	—	(45)	—
Net (repayment of) funds payable and amounts due to others	(4)	(24)	(34)	(40)
Dividends paid	(43)	(41)	(85)	(81)
Dividends paid - non-controlling interests	(163)	(152)	(163)	(163)
Return of capital - non-controlling interests	(28)	(47)	(31)	(47)
Capital increase - non-controlling interests	650	176	650	178
Other	(20)	(2)	(24)	(23)
Net cash provided by financing activities from continuing operations	764	503	472	541
Net cash (used in) financing activities from discontinued operations	—	(10)	—	(143)
Net cash provided by financing activities	764	493	472	398

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(699)	684	(911)	712
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	4	39	(10)	58
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,274	823	1,500	775
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	579	1,546	579	1,546
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	144	—	144
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	579	1,401	579	1,401

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	18	17	68	89
Income taxes paid	11	22	16	32

Brightstar Lottery PLC
Net Debt
($ in millions)
Unaudited

	June 30,	December 31,
	2026	2025
2.375% Senior Secured Euro Notes due April 2028	568	586
5.250% Senior Secured U.S. Dollar Notes due January 2029	747	747
4.250% Senior Secured Euro Notes due March 2030	564	581
5.750% Senior Secured U.S. Dollar Notes due January 2033	743	742
Senior Secured Notes	2,623	2,657

Euro Term Loan Facilities due January 2027	—	234
Euro Term Loan Facilities due September 2030	1,135	1,169
Revolving Credit Facility A due March 2031	—	—
Revolving Credit Facility B due March 2031	597	—
Long-term debt, less current portion	4,354	4,060

Euro Term Loan Facilities due January 2027	—	118
Current portion of long-term debt	—	118

Total debt	4,354	4,178

Less: Cash and cash equivalents	558	1,446
Less: Debt issuance costs, net - Revolving Credit Facility A due July 2027	6	4
Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027	—	4
Net debt	3,791	2,723

Note: Net debt is a non-GAAP financial measure

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Income (loss) from continuing operations	56	(60)	119	(52)
Provision for income taxes	7	50	36	97
Interest expense, net	49	49	92	94
Foreign exchange (gain) loss, net	(4)	99	(16)	131
Restructuring	6	21	6	21
Stock-based compensation	7	5	14	12
Other expense, net	6	5	10	11
Adjusted EBIT	128	168	261	315
Depreciation	41	45	82	90
Amortization - service revenue (1)	100	53	201	101
Amortization - non-purchase accounting	16	7	26	14
Amortization - purchase accounting	1	2	3	4
Adjusted EBITDA	286	274	573	524

Cash flows from operating activities - continuing operations	(1,340)	288	(1,174)	473
Capital expenditures	(121)	(98)	(232)	(174)
Free Cash Flow	(1,461)	190	(1,406)	299

(1) Includes amortization of upfront license fees

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended June 30,								For the six months ended June 30,
	2026				2025				2026				2025
	Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.18				(0.47)				0.37				(0.59)

Adjustments:
Foreign exchange (gain) loss, net	(0.02)	—	(0.02)		0.48	(0.01)	0.49		(0.09)	—	(0.09)		0.64	(0.03)	0.68
Amortization - purchase accounting	0.01	—	0.01		0.01	—	0.01		0.01	—	0.01		0.02	—	0.02
Loss on the extinguishment of debt	0.01	—	0.01		—	—	—		0.01	—	0.01		—	—	—
Discrete tax items	—	0.09	(0.09)		—	—	—		—	0.09	(0.09)		—	—	—
Restructuring	0.03	0.01	0.02		0.10	0.03	0.07		0.03	0.01	0.02		0.10	0.03	0.07
Other non-recurring adjustments	—	—	—		0.01	—	0.01		0.01	—	—		0.03	0.01	0.02
Net adjustments			(0.07)				0.59				(0.13)				0.79
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.11				0.12				0.24				0.20

Reported effective tax rate			11.5%				(482.6)%				23.2%				212.9%
Adjusted effective tax rate			38.3%				47.5%				37.3%				47.6%
Adjusted EPS weighted average shares outstanding (in millions)			186	(2)			204	(2)			187	(2)			204	(2)

(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards